

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Laurance Roberts
President and Chief Executive Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, California 92626

>   **Re: El Pollo Loco Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 29, 2021**
>   **Filed March 11, 2022**
>   **File No. 001-36556**

Dear Laurance Roberts:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services